SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F        X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No        X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                         ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 21, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 16TH MEETING

OF THE THIRD SESSION OF THE BOARD

The 16th meeting of the third session of the Board was held on the April 18, 2008 in the Company’s headquarters. Several resolutions were passed by the Board, which are set out in this announcement.

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice of the 16th meeting of the third session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was dispatched on April 1, 2008 by way of written notices or e-mails. The meeting was held on 18th April, 2008 in the Company’s headquarters at 298 Fushan South Road, Zoucheng City, Shandong Province, the People’s Republic of China (“PRC”). Thirteen directors were called upon for the meeting and all of them were present, complying with the requirements of the laws and regulations such as the PRC Company Law, and the articles of association of the Company. The convening and vote of the meeting are valid.

The directors of the Company (the “Directors”) unanimously agreed and passed the resolutions set out below:

1. To approve the 2007 Annual Report of Yanzhou Coal Mining Company Limited (the “Annual Report”) and the Summary of the Annual Report; and the publication of the results for the year 2007 in the PRC and overseas.

2. To approve the Work Report of the Board of Yanzhou Coal Mining Company Limited for the year 2007 and submit the same for consideration and approval at the 2007 annual general meeting.

3. To approve the Financial Report of the Yanzhou Coal Mining Company Limited for the year 2007 and submit the same for consideration and approval at the 2007 annual general meeting.

4. To approve the Profit Distribution Plan of Yanzhou Coal Mining Company Limited for the year 2007 and submit the same for consideration and approval at the 2007 annual general meeting.

Pursuant to the PRC Accounting Standards, the Company had a profit after tax of RMB2,662.1 million for the year 2007, appropriation to statutory reserve of RMB286.8 million. Together with the unappropriated profits at the beginning of the year 2007 of RMB6,307.1 million, the Company had distributable profits of RMB8,682.4 million for the year 2007. After deducting RMB983.7 million being the cash dividend approved at the 2006 annual general meeting, the actual distributable profits of the Company as at 31st December 2007 was RMB7,698.7 million.

In accordance with the dividends policy consistently applied by the Company (i.e. distributing about 35% of the net income of the Company after deducting the appropriation to statutory reserve as final dividend), the Board recommended a final cash dividends for the year 2007 of RMB836.1 million (tax included). The total equity of the Company is 4,918.4 million shares, all of which are ordinary shares. Accordingly, RMB1.7 (tax included) for every 10 shares is proposed to be distributed to the shareholders.

After deducting the final cash dividends from the distributable profits in the year 2007, the unappropriated profits of the Company as at 31st December 2007 was RMB6,862.6 million. No increase in the share capital of the Company through conversion of the capital reserve will be made in 2007.

5. To approve the Resolution on the Re-election of the Board of Yanzhou Coal Mining Company Limited.

To submit the “Resolution on the Election of the Non-independent Directors to the Fourth Session of the Board” and the “Resolution on the Election of Independent Directors to the Fourth Session of the Board” for consideration and approval at the 2007 annual general meeting. The independent Directors expressed their consents to the resolution.

The third session of the Board nominated Mr.Wang Xin, Mr.Geng Jiahuai, Mr.Yang Deyu, Mr.Shi Xuerang, Mr.Chen Changchun, Mr.Wu Yuxiang, Mr.Wang Xinkun, Mr. Zhang Baocai, Mr.Pu Hongjiu, Mr.Zhai Xigui, Mr.Li Weian, Mr.Wang Junyan as the candidates of the fourth session of the Board, among which Mr.Pu hongjiu, Mr.Zhai Xigui, Mr.Li Weian, Mr.Wang Junyan were nominated as the candidates of independent Directors.

The labor union of the Company nominated Mr.Dong Yunqing as the candidate of staff director of the fourth session of the Board.

(The biographies of the candidates will be announced together with the notice of the 2007 annual general meeting).

6. To approve the Resolution on the “Remuneration of the Directors and Supervisors of Yanzhou Coal Mining Company Limited for the Year 2008” and submit the same for consideration and approval at the 2007 annual general meeting. The independent Directors expressed their consents to the resolution.

The aggregate remuneration of all the non-independent Directors who received remuneration from the Company in 2007 was RMB710,300 (tax included) or an average remuneration of RMB177,600 (tax included) for each non-independent Director, and the aggregate retirement pension for them was RMB142,100. The total remuneration of the independent directors in 2007 was RMB401,900 (tax included) or an average remuneration RMB100,500 (tax included) for each independent Director. The aggregate remuneration of the Supervisors who received remuneration from the Company in 2007 was RMB206,800 (tax included), together with an aggregate retirement pension of RMB 41,400.

It is approved that conditional upon obtaining of the 2008 operational targets, the average remuneration of the non-independent Directors, independent Directors and Supervisors who received remuneration from the Company shall increase by approximately 8% for the year 2008 as compared to that of 2007.

7. To approve the Resolution on the “Remuneration of the Senior Management of Yanzhou Coal Mining Company Limited for the Year 2008” The independent Directors have expressed their consents to the resolution.

The aggregate remuneration of the non-director senior management of the Company for the year 2007 was RMB1,397,000 (tax included) or an aggregate retirement pension of RMB197,500 for the non-director senior management of the Company. It is approved that conditional upon obtaining of the 2008 operational targets, the average remuneration of the senior management of the Company shall increase by approximately 8% for the year 2008 as compared to that of 2007.

8. To approve the “Resolution on the On-going Connected Transactions of Yanzhou Coal Mining Company Limited for the Year 2007”. The Board confirmed that the actual amount of each type of on-going connected transactions in the year 2007 between the Company and its controlling shareholder were all within the respective annual amounts approved by the Board and independent shareholders.

As this resolution involved connected transactions; five interested Directors abstained from voting on this resolution and the remaining eight non-interested directors unanimously voted for this resolution.

9. To approve the “Resolution on the Internal Control Evaluation Report of Yanzhou Coal Mining Company Limited for the Year 2007”.

10. To approve the “Resolution on the Purchase of Liability Insurance for Directors, Supervisors and Senior Officers”, and submit the same for consideration and approval at the 2007 annual general meeting.

The Company will arrange liability insurance for the Directors, Supervisors and Senior Officers of the Company with an insurance cap value of USD15 million.

11. To approve the “Resolution on the Amendment to the Working Procedures of the Independent Directors of Yanzhou Coal Mining Company Limited”.

12. To approve the “Resolution on the Writing-Off of Bad Debt”.

Approved the writing-off of bad debt in an amount of RMB8,619,718.

13. To approve the “Resolution on Adjustment of Relevant Accounting Items and the Amount at the Beginning of the Year 2007 in the Pre-disclosed Balance Sheet.

Due to the implementation of the Enterprise’s Accounting Standards 2006, the Company readjusted relevant accounting items and the amount at the beginning of the year 2007 in the Pre-disclosed Balance Sheet, which were prepared according to the PRC General Accepted Accounting Principles.

14. To approve the “Resolution on Appointment and Remuneration of External Audit Institution for the Year 2008” and submit the same for consideration and approval at the 2007 annual general meeting.

According to the resolution and authorization of the 2006 annual general meeting, the Board confirmed and paid the remuneration of the auditors for their services for the year 2007.

In order to improve corporate governance and reduce cost, the Board recommended not to renew the appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd (the “Deloitte”) and recommended the appointment of Grant Thornton and Shine Wing Certified Public Accountants Ltd as the Company’s international and PRC auditors for the year 2008 respectively. The Board proposed an annual remuneration of RMB6.96 million for the annual auditing and internal control evaluation auditing services, and proposed to authorize the Board to decide and to pay their other service fees.

15. To approve the proposed granting of a general mandate to the Board to issue additional H shares of the Company and to submit the same for Shareholders’ approval at the 2007 annual general meeting.

It is proposed that a general mandate be granted to the Board for issue of up to 20 % of the H shares of the Company in issue subject to market conditions.

16. To approve the proposed granting of a general mandate to the Board for the repurchase of the H shares of the Company and to submit the same for Shareholders’ approval at the 2007 annual general meeting.

It is proposed that a general mandate be granted to the Board for the repurchase of up to 10 % of the H shares of the Company in issue subject to market conditions.

17. To decide to hold the 2007 annual general meeting of the Company.

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Directors include: Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing. The independent non-executive Directors include: Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng, Shandong Province, PRC, April 18, 2008

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310